Mail Stop 4561

February 8, 2008

Mr. Michael K. Simon
Chairman and Chief Executive Officer
LogMeIn, Inc.
500 Unicorn Park Drive
Woburn, MA 01801

> **Re:** **LogMeIn, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 11, 2008**
> **File No. 333-148620**

Dear Mr. Simon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   If the effective date of registration statement is delayed, update the financial statements pursuant to Rule 3-12 of Regulation S-X.

3.   We are in receipt of your revised confidential treatment application submitted on
        January 14, 2008. We will promptly provide comments on the confidential
        treatment request and related disclosure in the "Certain Relationships and Related
        Transactions" section of the prospectus in a separate letter. It appears the contract
        is with a related party, as that term in used in Item 404(a) of Regulation S-K.
        Please see Section II.B.2 of Staff Legal Bulletin 1A and related footnote 18.

Prospectus Summary, page 1

4.   We note your use of terms such as "remote-connectivity", "on-demand",
        "premium applications", "connectivity service", "hosted service", "proprietary
        platform" and "mediates the direct transmission of data." Please expand your
        disclosure to explain the concepts you are referencing by use of such terms.
        Please avoid the use of industry jargon and ensure that there is sufficient
        descriptive information to enable investors unfamiliar with your business or
        industry to understand the text. See Rule 421(d) of Regulation C.

Risk Factors

Assertions by a third party that our services infringe on its intellectual property…, page 9

5.   You disclose here and elsewhere that you are reviewing a claim that your
        Remotely Anywhere technology may infringe on third party patents. In your
        response letter, please more fully summarize the claim and update us regarding
        the results of your evaluation. Provide us with your analysis supporting your
        view that more detailed information regarding this claim is not necessary or
        appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

6.   Please consider expanding the "Overview" section to provide management's
        views concerning the strategy it is following in entering into the service and
        marketing agreement with Intel and management's views concerning the business
        strategy that will be pursued with Intel and the potential effects on your future
        operating results. As material, discuss the potential effect of this agreement on
        your business operations and describe how future operations may vary from
        historical ones as a consequence of this relationship.

7.   We note your reference here and throughout your document to "dollar-weighted
        average renewal rate." Please revise to disclose how you calculate this rate and
        why this measure is useful.

Critical Accounting Policies

Stock-Based Compensation, page 34

8.   We note that your disclosures appear to attach significant meaning to the original valuations used in connection with the January, April and August 2007 option grants. You appear to argue for the accuracy of these valuations so it is unclear the amount of emphasis readers should place on these as compared to the more recent retrospective valuations. Please revise your disclosures to limit your discussion of these original valuations to be more consistent with their current function and to make it clear that you believe the subsequent valuations are now a more appropriate measure of fair value.

9.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

10.   Please revise to disclose the following information related to issuances of equity instruments:

- Discuss, in greater detail, the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock. Your disclosures should address how you determined your enterprise value as well as how you allocated the enterprise value between the preferred and common stock. In addition, discuss consideration given to alternative factors, methodologies and assumptions; and

- Discuss, in greater detail, each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

In order to ensure that your disclosures allow readers to fully understand your valuation methods, substantially increase the amount of quantitative information throughout your presentation.

Results of Consolidated Operations

Nine Months Ended September 30, 2007 and 2006, page 42

11.   In the discussion of your results of operations, you refer to various factors that
        have impacted revenue without quantifying the impact of each factor. For
        example, on page 42, you disclose that the increase in revenue was due to an
        increase in the number of customers and from subscription renewals, but you give
        no indication as to the relative impact of each factor. Please revise your revenue
        discussion to provide quantification when you indicate that multiple factors
        contributed to a material change. See Section III.D of SEC Release No. 33-6835.

Business

Industry Background, page 52

12.   We note that you have referenced statistics extracted from reports by IDC
        Research, Forrester and Strategy Analytics. Please advise whether you
        commissioned any of those reports. With your response letter, provide us with
        marked copies of the reports showing the statistics you cite from each report.

Properties, page 62

13.   We note your disclosure on page 55 and elsewhere of your plans to expand your
        sales staff in Europe and Asia. Please expand your disclosure to state whether
        your current properties are suitable to meet your current and future needs. See
        Instruction (1) to Item 102.

Executive Compensation

Compensation Discussion and Analysis

Components of Our Executive Compensation Program, page 69

14.   We note that you utilized "similarly situated companies in [y]our region" in
        benchmarking certain elements of your executive's compensation. Please identify
        the companies used in this benchmarking process, and clarify the conclusions that
        were reached in comparing the company's compensation program to those of the
        companies used as benchmarks. See Item 402(b)(2)(xiv) of Regulation S-K.

Cash Incentive Bonuses, page 70

15.   We note that you do not disclose specific quantitative, strategic, operational and financial goals used to determine the amount of awards. If you have determined not to provide that because you believe such disclosure would result in competitive harm, please provide an explanation supporting your views in that respect in your response letter. In the prospectus, provide a meaningful discussion of the difficulty of achieving the targets and the likelihood of achieving those targets. See Instruction 4 to Item 402(b) of Regulation S-K.

16.   We note your disclosure on page 71 regarding the February 2006 approval of bonus awards. Please clarify whether this approval was actually for the calendar year 2005 and whether Messrs. Simon and Anka received both the level one and two awards.

        With respect to your disclosure regarding the calendar year 2007 bonus award levels set for Messrs. Simon, Kelliher and Anka, please clarify whether these targets were actually established in December 2007 or in December 2006, as disclosed.

Equity Incentive Awards, page 72

17.   Please disclose the companies in the compensation peer group you consider in determining the size and terms of initial option grants.

Summary Compensation Table, page 74

18.   Please disclose the cash incentive bonuses for Messrs. Simon, Kelliher and Anka that were based on targets achieved in calendar year 2007, regardless of when the bonuses are paid, in the Non-Equity Incentive Compensation column. See Instructions to Item 402(c)(2)(vii) of Regulation S-K.

Grants of Plan-Based Awards in 2007, page 75

19.   We note the disparity in the grant date fair market value between the two equity grants of 112,500 options to Michael K. Simon on January 24, 2007. In your response letter, please confirm that the disparity is consistent with the dollar amounts of compensation recognized for financial statement purposes, or revise, as appropriate.

Financial Statements

Notes to Consolidated Financial Statements

Note 3. Acquisition, page F-13

20.   We note your reference to a valuation performed by a third-party independent
        appraisal firm. Please name the independent appraisal firm and include the
        consent following Securities Act Rule 436(b) of Regulation C.

Note 11. Stock Option Plan, page F-19

21.   Please provide us with the following information in chronological order for stock
        option grants and other equity related transactions for the one year period
        preceding the most recent balance sheet date and through the date of your
        response:

        • The nature and type of stock option or other equity related transaction;
        • The date of grant/issuance;
        • Description/name of option or equity holder;
        • The reason for the grant or equity related issuance;
        • The number of options or equity instruments granted or issued;
        • The exercise price or conversion price;
        • The fair value of underlying shares of common stock;
        • Adjustments made in determining the fair value of the underlying shares of
          common stock, such as illiquidity discounts, minority discounts, etc.;
        • The total amount of deferred compensation or value assigned to any beneficial
          conversion feature reconciled to your financial statement disclosures;
        • The amount and timing of expense recognition; and
        • Indicate for each option grant or equity related transaction what valuation
          methodology used (market approach, etc.), whether it was contemporaneous
          or retrospective and whether it was performed by an unrelated specialist.

        Continue to provide us with updates to the requested information for all equity
        related transactions subsequent to this request through the effective date of the
        registration statement.

22.   Please tell us your proposed IPO price, when you first initiated discussions with
        underwriters and when the underwriters first communicated their estimated price
        range and amount for your stock.

Note 13. Commitments and Contingencies

Litigation, page F-24

23.   Please tell us how you determined that the litigation settlements did not include any deliverables that represented assets to the company. As part of your response, describe to us the terms, arrangements, obligations and rights associated with these settlements.

Part II

Undertakings, page II-3

24.   Please tell us why you include paragraphs (3) and (4) in this section, which appear to be applicable to Rule 415 offerings, that require the undertakings of Item 512(a) of Regulation S-K. See Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Exhibits

25.   We note that you did not file the lease agreements for your office space in Budapest, Hungary and Amsterdam, The Netherlands. Please explain, in each case, why you determined that the lease was immaterial in amount or significance. See Item 601(b)(10)(ii)(C) of Regulation S-K.

26.   It appears that your "offer letters" with Messrs. Simon, Anka, Kelliher and Harrison are management contracts or compensatory arrangements that have not been filed pursuant to the provisions of Item 601(b)(10)(iii)(A). Please file the offer letters as exhibits.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Davis at (202) 551-3408 or Mark Kronforst, Branch Chief, at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please contact LaTonya Reynolds at (202) 551-3535 with any other questions. If, thereafter, you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile: (617) 526-5000</u>
       Michael Penney, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP